

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong
gsd@jardines.com

Group Secretariat


03050726

9th May 2003

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Jardine Matheson Holdings Limited

We enclose for your information a notification which we have sent to the UK Listing Authority on 8th May 2003 in respect of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED



pp Neil M McNamara
Group Corporate Secretary

PROCESSED
MAY 29 2003
THOMSON FINANCIAL

Encl.

03 MAY 22 7:21

Full Text Announcement



Company	Jardine Matheson Hldgs Ld
TIDM	JAR
Headline	Result of AGM
Released	14:20 8 May 2003
Number	8650K

JARDINE MATHESON HOLDINGS LIMITED (the "Company")

Result of AGM

Please be advised that at the Annual General Meeting of the Company held today, all resolutions as set out in the Notice of Annual General Meeting dated 27 March 2003 were duly passed.

A V SEBASTIAN, Matheson & Co., Limited,
London Secretaries of Jardine Matheson Holdings Limited

Date of notification – 8 MAY 2003

www.jardines.com

END

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